

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 3628

November 6, 2019

Leland F. Bunch III
President and Chief Executive Officer
Banc of America Merrill Lynch Commercial Mortgage Inc.
One Bryant Park
New York, New York 10036

   Re: **Morgan Stanley Bank of America Merrill Lynch Trust 2017-C34**
      Form 10-K for Fiscal Year Ended December 31, 2018
      Filed March 22, 2019
      File No. 333-206847-07

      BANK 2017-BNK9
      Form 10-K for Fiscal Year Ended December 31, 2018
      Filed March 21, 2019
      File No. 333-206847-08

Dear Mr. Bunch:

   We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Sincerely,

              /s/ Katherine Hsu

              Katherine Hsu
              Office Chief
              Office of Structured Finance

cc: W. Todd Stillerman, Esq.
   Banc of America Merrill Lynch Commercial Mortgage Inc.

   Henry A. LaBrun, Esq.
   Cadwalader, Wickersham & Taft LLP